EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

February 20, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Investigation of Israeli Securities Authority (“ISA”)

The Company announces that following its report on February 18, 2018 regarding the ISA and Israeli Police investigation, according to the press reports and to the best of its knowledge, on February 18, 2018, the arrest of Mr. Shaul Elovitz, director and controlling shareholder of the Company, and of Mr. Or Elovitz, a director of the Company, was extended until February 22, 2018, and the arrest of Ms. Stella Handler, CEO of the Company, and of Mr. Amikam Shorer, Director of Strategy and Business Development, was extended until February 21, 2018.

From the Court’s decision regarding the arrest, it appears that these officers are suspected, together with others, of fraud offenses, managers’ offenses, disruption of legal proceedings, bribery, offenses under the Israeli Securities Law, fraud and fraud and breach of trust in the corporation, and some of the officers also of offenses under the Israeli Prohibition on Money Laundering Law.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.